Mail-Stop 4561

      January 11, 2007


(Via facsimile and U.S. Mail)
Mr. Dennis R. Woods
President and Chief Executive Officer
United Security Bancshares
2126 Inyo Street
Fresno, California 93721

Re: United Security Bancshares
       Registration Statement on Form S-4
       Amended January 5, 2007
       File Number 333-139139

Dear Mr. Woods:

      We have reviewed your Form S-4 and have the following comments.
Please note that we have conducted a full review and our accounting staff has no comments at this time. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

					 *  *  *  *  *
Form S-4

Material Federal Income Tax Consequences, page 30

1. Revise to reflect that this section is supported by an opinion of counsel, and name the counsel. Please refrain from referring to this section as a summary. Furthermore, revise to replace the language in the first paragraph on page 31, consistent with the comments on exhibit 8.1.


Exhibit 8.1, Tax Opinion of Bullivant Houser Bailey PC

2. Item 601(b)(8) of Regulation S-K requires an opinion of counsel regarding the material federal tax consequences of the registered transaction. An opinion that tax disclosure is a "fair and accurate summary" is not sufficient to comply with Item 601(b)(8) of Regulation S-K. Please file an opinion of counsel that addresses the material federal income tax consequences of the merger.

3. In offering a legal opinion, regarding legality or tax consequences, it is inappropriate to assume legal conclusions that are necessary in order to grant the opinion required. Consequently, please remove the assumption of continued compliance with state and federal laws discussed in the fifth paragraph. You can assume that conduct will be consistent with actions described in the Registration statement, but compliance with state of federal laws require`s a legal conclusion, something only counsel is equipped to provide. Similarly, with regards to other assumptions contained in the opinion, particularly in the fourth paragraph, please clarify that representations are as to matters of fact.

*  *  *  *  *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct any questions to Michael R. Clampitt at 202-551-3434, or to me at 202-551-3419.

      						Sincerely,


							Christian Windsor
							Special Counsel
							Financial Services Group





	(by facsimile)
             Lori Dean Richardson, Esq.
	 Gary Stevens Findley & Associates
	 1470 N. Hundley Street
	 Anaheim, California 92806
	 Fax number 714-630-7910
Mr. Dennis R. Woods
United Security Bancshares
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